Exhibit 99.2

NOTICE OF SPECIAL MEETING

OF THE

BOARD OF DIRECTORS

OF

ZOOM TELEPHONICS, INC.

Notice dated October 21, 2019

The undersigned, a director of Zoom Telephonics, Inc., a Delaware corporation (the “Company”), hereby notifies each of the directors of the Company that a special meeting of the Board of Directors of the Company is hereby called by the undersigned to be held at the offices of Nixon Peabody LLP, Exchange Place, 53 State Street, Boston Massachusetts 02109 on Monday, October 28, 2019 at 4:00 p.m. Eastern Time. Members of the Board of Directors who cannot attend the meeting in person may attend by conference telephone. If you are unable to attend the meeting, please contact the undersigned so that arrangements can be made to provide you with a conference dial-in number for the Board of Directors meeting.

/s/ Jeremy P. Hitchcock
Jeremy P. Hitchcock